

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02013875

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For _____February_____, 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover
of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in
this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN
THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ
AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS
REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS
SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Allianz Group – Preliminary Key Data for Fiscal 2001

Surge in growth for insurance business – worldwide premium income up by 8 percent

On the basis of preliminary figures, the Allianz Group achieved a net income of 1.7 billion euros in fiscal 2001. The effects of the terrorist attacks in the USA exerted a significant effect on the operating result of the Allianz Group and led to a correction of the original forecast for earnings of 2.7 billion euros. The Allianz Group had already booked in a full net claims expenditure of 1.5 billion euros arising from the terrorist attacks in the third quarter of 2001. It anticipates sales growth in insurance business amounting to above 4 percent during fiscal 2002. Earnings are projected at exceeding 3 billion euros. The Board of Management of Allianz AG will recommend to the Annual General Meeting a dividend payment of 1.50 euros per share that remains unchanged in comparison with the previous year.

Gross premium income in insurance business at the Allianz Group rose by 8.1 percent over fiscal 2000 from 68.7 to 74.2 billion euros. This considerably exceeded the 5 percent growth originally planned. The surge in growth was mainly generated from property and casualty insurance.
Premiums calculated under IAS rules which do not take into account sales of life-insurance products that are primarily savings-oriented went up by 5.9 percent from 57.9 to 61.3 billion euros.

There are also plans to make use of the new possibility of excluding minority shareholders offered by the Securities Takeover Act (*Wertpapierübernahme-gesetz*) with respect to the group companies Dresdner Bank, Hermes and Vereinte Versicherung. The Allianz Group holds more than 95 percent of the stock in these subsidiaries. The free float in Vereinte and Hermes is below 1 percent. Following completion of forward buying contracts already concluded, the free float remaining to be bought out in Dresdner Bank will be around 2.8 percent.

These assessments are as always subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.



Paris, 6 February 2002

PRESS RELEASE

In 2001, AGFs premium income from insurance activities rose 4.9% to 16.62 billion euros
(+2.2% on a comparable basis*).

Total Group business stood at 18.48 billion euros,
up 5.1% (+2.6% on a comparable basis).

Highlights

- Life and health insurance:
    - In a difficult environment, domestic revenues were satisfactory (-6.2% excluding the "Total policy"), owing to a marked recovery in the 2nd half,
    - Business in Europe improved significantly (+25% or +3.3% on a comparable basis), mainly because of Spain,
    - South American business continued to expand (+3.1% at constant foreign exchange).

- Property and Liability insurance:
    - Robust growth in France (+17.4%) and throughout Europe (+22.9%), mainly because of rate hikes.

- Continuing growth of assistance and credit insurance (+10.5% and +10.6%, respectively).

- The premium income of international business rose 15.6% (+8% on a comparable basis) and now accounts for 37.5% of the total for insurance (33.9% at the end of 2000).

* *On a comparable basis: at constant foreign exchange (premium income at 31.12.01 based on foreign currency rates at 31.12.00) and proforma (premium income at 31.12.2001 compared with 31.12.2000 using the 2001 scope of consolidation).*

For additional financial, strategic and institutional information on AGF Group,
visit our web site at http://www.agf.fr

Consolidated premium income at 31.12.2001

In euro millions	31.12.01	31.12.00	Ch. 01/00 on actuals	Ch. proforma and at cst. for. exch.
LIFE AND HEALTH	7 830.3	8 216.0	-4.7%	-7.6%
France	5 626.8	6 343.1	-11.3%	-11.3%
Europe outside France	1 645.6	1 317.0	25.0%	3.3%
Other countries	- 557.9	555.9	0.4%	4.1%
NON-LIFE	7 209.2	6 196.1	16.4%	14.2%
France	4 431.8	3 776.1	17.4%	16.2%
Europe outside France	1 767.2	1 438.0	22.9%	11.0%
Other countries	1 010.2	982.0	2.9%	11.6%
ASSISTANCE	444.2	401.9	10.5%	3.1%
CREDIT INSURANCE	1 136.9	1 027.8	10.6%	9.0%
PREMIUM INCOME FROM INSURANCE (1)	16 620.6	15 841.8	4.9%	2.2%
Finance and Banking (2)	1 854.4	1 740.2	6.6%	6.0%
Asset management and other	177.4	164.3	8.0%	-2.7%
Banking activity	1 677.0	1 575.9	6.4%	7.0%
Total (1) + (2)	18 475.0	17 582.0	5.1%	2.6%

Notes:

a. Premium income from insurance at 31.12.2000 (15 841.8 mn euros) differs from the amount published last year in BALO (15 747.6 mn euros) owing to corrections in respect of Mondial Assistance and Royal Nederland: reclassification of "other services" (impact: + 94.2 mn euros).

b. Life and health premium income includes all health, i.e., individual and group bodily injury, in addition to individual and group life.

c. The decree of 17 January 2001 dealing with the new accounting treatment of the consolidated financial statements of insurance companies changed the definition of premium income. It now includes:
- premiums written by insurance companies and services (previously booked to underwriting income)
- the revenue of "other companies", mainly asset management companies, the services of cash management companies, brokerage commissions and merchandise sales. Asset management equalled the revenue of AGF Asset Management before retrocessions, which included sales of OPCVM investment products, gross commissions and companies outside France (i.e., Benelux, Chile).

I LIFE AND HEALTH INSURANCE :

AGFs consolidated premium income from life and health activity (life, health, and personal and family protection, both group and individual) stood at **7 830.3 mn euros, 4.7% less than in 2000** (-7.6% on a comparable basis); however, it was an improvement over the first half (-5.2%, vs. -8.9% respectively, on a comparable basis).

By region, the changes were as follows:
- France: -11.3%,
- Europe outside France: +25,0%,
- Outside Europe: +0.4%.

Life and health contributed **47% of Group premium income**, compared with 52 % in 2000.

I.1 FRANCE :

Consolidated premium income from life and health totalled **5 626.8 mn euros, in an 11.3% retreat from 2000**, which was an exceptionally good year (+27.6% from 1999); up 13% from 1999.

Excluding the "Total policy", which amounted to 793 mn euros of premiums in 2000 and an additional 416 mn in 2001, **premium income was down 6.2%**, which was better than the market (-7% in 2001 according to the FFSA, or the *Fédération Française des Sociétés d'Assurance* (French Federation of Insurance Companies).

In 2001, the change in life was mainly due to the unfavourable trend of financial markets, which led to deteriorating contributions to unit-linked supports (-40% for the year).

Changes in domestic life and health were as follows:

In euro millions	31.12.01	31.12.00	Ch.
Individual life	3 295.6	3 718.7	-11.4%
Dedicated sales forces	2 088.0	2 281.0	-8.5%
General agents	656.4	813.7	-19.3%
Brokerage	173.8	184.0	-5.5%
Partnerships	253.5	338.5	-25.1%
W Finance	118.4	98.3	20.4%
Other	5.5	3.2	71.9%
Group insurance	1 883.2	2 185.6	-13.8%
Individual health	448.0	438.8	2.1%
Total life and health	5 626.8	6 343.1	-11.3%

I.1.1 Individual life: despite the 2nd half acceleration (-11.4%, vs. -18.6% in the 1st half), premium income (at 3 295.6 mn euros) was under the 2000 level.

Dedicated sales forces (63% of individual life)

Although life **premium income was down 8.5%**, the dedicated sales forces performed somewhat better than most traditional insurers (individual life down by 10% on average).

Performance was also better than it was in the 1st half (-10.6%), due to the recovery of "traditional" life insurance. But the significant rise in contributions to euro-denominated policies and euro investments (+19%) did not completely offset the dive (-52%) taken by unit-linked investments throughout the year. Sales of personal and family protection policies significantly outdistanced the market, rising 44% because of an updated product line.

Although the 2nd half was much better than the 1st half (+10%), overall savings receipts (totalling 2 795 mn euros at the end of December 2001) were still **3.6% under their level in 2000.**

General agents (20% of individual life)

The 2001 premium income of general agents amounted to 656.4 mn euros, down 19.3% for the full year, but **up significantly from the 1st half** (-28.7%). The drop owed to weak financial markets that affected the draw of unit-linked products as well as major initiatives in terms of non-life IT migrations that involved agents extensively in 2001. An exceptionally strong 2000 also exacerbated the drop. However, the 2nd half was better than the 1st (down only 7% from the 2nd half of 2000) due to the success of several structured products.

Brokerage and investment management (5% of individual life)

The life receipts attributable to brokerage business gathered pace throughout the year, reaching **173.8 mn euros** at the end of December 2001. Business picked up during the last quarter, with premium income of nearly 93 mn euros, which was 8% above the amount reported for the same period in 2000. The rise owed to the robust performance of the Gaipare line and the mid-year introduction of new multi-management products in the Platinia Patrimoine contract. All in all, the **drop was contained at 5.5%, which was better than the** market average and particularly noteworthy it stood at -18% at the end of the first half.

Life partnerships (Arcalis + CGP2) (8% of individual life)

Premium income from **life partnerships stood at 253.5 mn euros, a drop of 25.1%,** which was still **much better than the 1st half** (-47.6%). Premium income, more than 75% of which was generated by unit-linked products, suffered from financial market situation, although it was still much better than the unit-linked product market (- 40% in 2001). The high-end segment was particularly resilient with premium income up 3% to 76 mn euros.

W Finance (4% of individual life)

Premium income reported by **W Finance,** the network specialising in high-end management, rose 20.4% to **118.4 mn euros, a major improvement over the 1st half** (+0.5%).

I.1.2 Group insurance:

The premium income posted by **AGF Collectives stood at 1 883.2 mn euros,** an ostensible drop of 13.8%. **Excluding the "Total policy"** (2000 premiums = 793 mn euros and 2001 premiums = 416 mn euro), **premium income rose +14.1%,** owing mainly to early retirement policies and IFCs, *Indemnités de fin de carrière* (retirement indemnities), as well as the high level of "franc" receipts from the ASAC open group product. It also reflected market share

gains won through an innovative line that is adapted to the different needs of customer segments.

I.1.3 Individual health:

Consolidated Group premium income from **individual health** stood at 448 mn euros, a rise of 2.1% from 2000 and an improvement from the 1st half (+1.6%). Higher rates and more sales attributable to a new product line launch offset the impact of aligning the social benefit plan for nonsalaried workers to that of salaried employees.

The health premium income of **Assurances Fédérales rose 46.3% to 23.4 mn euros,** in a marked improvement over the 1st half (+1.2% to 8.3 mn euros), owing mainly to the new GAV product (personal accident policy).

I.2 OUTSIDE FRANCE :

Outside France, **premium income from life and health rose 17.7% to 2 203.5 mn euros** (+3.5% on a comparable basis).

I.2.1 Europe outside France: +25% to 1 645.6 mn euros (+3.3% on a comparable basis)

In **Belgium,** premium income from life and health dropped slightly (-3.2%) and stood at **493.6 mn euros.** This resistance owed to the success of several structured products launched in the 2nd half, outweighing the impact of declining markets on unit-linked receipts.

In the **Netherlands,** premium income from life and health rose **92.6% to 590.4 mn euros** (+1.5% proforma), subsequent to the consolidation of Zwolsche. The rise was attributable to voluntary group retirement products and higher hospitalisation rates.

In **Spain,** premium income from life and health rose **21.6% to 484.8 mn euros** (AGF share). The across-the-board ascent applied to both individual and group life (467 mn euros, +22%) and health (17.8 mn euros, +13.4%).

I.2.2 Outside Europe: +0.4% to 557.9 mn euros (+4.1% on a comparable basis)

In **South America,** premium income from life and health rose 3.1%, excluding the effect of foreign exchange (-1.4% to 456.8 mn euros including foreign exchange).

In **Brazil,** life and health premium income rose 3.4% at constant foreign exchange (-4.8% to 185.6 mn euros including foreign exchange), due to growth in group retirement and pension fund products. The latter more than compensated for the portfolio clean-up in health (-7%).

In **Chile,** life and health rose 18.4% at constant foreign exchange (+8% to 60.5 mn euros including foreign exchange). Life premium income posted 18.7% at constant foreign exchange, owing to the successful strategy of building retirement savings and life annuity products.

In **Colombia**, life and health dropped 6.9 % at constant foreign exchange (-4.4 % to 173.5 mn euros including foreign exchange). Full-year performance was affected by the transition between two life product offers, which led to lower premium income. Health, on the other hand, rose 4.5%.

In **Venezuela**, where the life and health segment includes only health insurance, the year was especially strong, posting a rise of 33.5% at constant foreign exchange (+30.5% to 31.2 mn euros including foreign exchange), subsequent to healthy rate increases.

In **Argentina**, life and health rose 26.8% at constant foreign exchange. In the consolidated financial statements, pursuant to the recommendations of the CNC, *Conseil National de la Comptabilité* (French national accounting council), the conversion rate used was 1.6 pesos to the dollar, or 1.401 pesos to the euro. Including foreign exchange, activity dropped 15.5%.

II PROPERTY AND LIABILITY INSURANCE: premium income, buoyed by substantial rate increases, rose sharply.

Consolidated non-life premium income rose 16.4% to 7 209.2 mn euros (+14.2% on a comparable basis), compared with +11.4% in the 1st half (+7.8% on a comparable basis).

Non-life business accounted for 43% of total premium income from insurance.

II.1 FRANCE: premium income rose a sharp 17.4% to 4 431.8 mn euros (+16.2% on a comparable basis)

In the 1st half, non-life premium income rose 8.5% (7.3% on a comparable basis).

Domestic non-life was distributed as follows:

In euro millions	31.12.01	31.12.00	Ch.
General agents	1 956.5	1 886.6	3.7%
Non-life brokerage (excl. AGF MAT)	1 338.5	1 207.4	10.9%
AGF MAT	884.2	475.6	85.9%
Non-life group insurance	180.5	159.2	13.4%
Bancassurance (Ass. Fédérales)	46.8	38.1	22.8%
New distribution (Calypso)	12.1	3.9	n.a.
Other	13.2	5.3	n.a.
Total non-life	4 431.8	3 776.1	17.4%

II.1.1 General agents:

Premium income rose 3.7% (vs. +2.6% in the 1st half) to 1 956.5 mn euros in step with the domestic market. This growth owed to the strong performance of the general agent network despite systems problems related to IT migrations during the year.

In individual and professional risk, business advanced 3.2% to 1 558 mn euros, compared with 1.9% in the 1st half. Motor premium income rose 3.3% to 900 mn euros with an

additional 34,000 policies added to the portfolio, doubling last year's performance. comprehensive household rose 2.3%.

In **commercial lines**, business rose **6.6% to 390 mn euros**, compared with +6.3% in the first half, mainly because of rate hikes.

II.1.2 <u>Non-life brokerage</u>:

Premium income rose **32.1%** (vs. 12.7% at the end of the 1st half) to **2 222.7 mn euros**.

The premium income of **AGF MAT** stood at 884.2 mn euros, up 86% (vs. + 23.6% for the 1st half). Foreign exchange contributed +4%. 15% of the rise was due to the increase in AGF MATs shares in the underwriting of AFA and WAIG (AFA: 100% share in 2001; 71.5% in 2000). Excluding foreign exchange and the higher shares, premium income rose +56%.

Corporate business rose 29.5% to 503 mn euros (vs. +23.3% for the 1st half), mainly due to rate hikes implemented in early 2001. **Commercial and professional business** generated 267 mn euros, a rise of 1.2%, owing to the combination of cancellations and rate hikes. The premium income of AGF La Lilloise from **fleets and affinity groups** rose 3.3% to 271 mn euros: this advance owed to new affinity group policies, which more than offset the portfolio clean-up in fleets of vehicles for professional use. The premium income of **individual brokerage** rose 6% to 227 mn euros.

II.1.3 <u>Partnerships</u>

<u>Bancassurance</u>: **growth continued at fast pace**

The premium income generated by **Assurances Fédérales IARD** in individual risk rose **22.8%** to **+46.8 mn euros**: motor policy sales rose +26% and fire and miscellaneous risk +15.9%.

<u>New Distribution</u>: **at 12.1 mn euros (vs. 4 mn euros in 2000), premium income was up sharply**

94% of premium income was generated by **Calypso,** the company dedicated to the 3 Suisses mail order partnership. The portfolio now includes 34,600 policies, 23,600 of which are in motor.

II.2 OUTSIDE FRANCE

Outside France, premium income from non-life insurance rose 14.8% to 2 777.4 mn euros (+11.2% on a comparable basis).

II.2.1 <u>Europe outside France</u>: +22,9% to 1 767.2 mn euros (+11% on a comparable basis)

In **Belgium**, non-life receipts rose **1.2% to 348.3 mn euros**: tight motor underwriting gave rise to a 1% drop in individual risk, whereas commercial risk rose a sustained 14.3%.

In the Netherlands, non-life rose **42.5% to 770.1 mn euros** following the Zwolsche consolidation (+10.9% on a comparable basis), supported by more fire and motor policies.

In Spain, non-life rose **18.1% to 621.3 mn euros** (AGF share). Motor, which accounted for 69% of non-life, posted sustained 21.8% growth. Commercial lines rose 12.3%; personal lines, 13.6%.

II.2.2 Outside Europe: +2.9% to 1 010.2 mn euros (+11.6% on a comparable basis)

In South America, non-life rose 12.8% excluding foreign exchange (to **841.2 mn euros**, or +2.8% including foreign exchange).

In Brazil, premium income rose **9.9%** on a constant foreign exchange basis (+1.2% to **378.6 mn euros** including foreign exchange), due to new business in transport and technical risk and the sharp rise in fire insurance rates to offset high claims experience.

In Chile, premium income rose **14.6%** on a constant foreign exchange basis (+4.7% to **73.1 mn euros** including foreign exchange), due to rate increases put into place to improve profitability, and the growth of the commercial risk activity.

In Colombia, non-life premium income rose **32.2%** on a constant foreign exchange basis (+35.7% to **208.9 mn euros** including foreign exchange). Commercial risk spurred growth (+65 %) as tighter underwriting in the motor portfolio led to a 13% contraction.

In Venezuela, non-life was off a modest **0.7%** on a constant foreign exchange basis (-2.8% to **92.7 mn euros** including foreign exchange), owing to tighter underwriting.

In Argentina, non-life activity rose **6.7%** at constant foreign exchange (-29.6% including foreign exchange).

III ASSISTANCE

Mondial Assistance reported premium income of **888.4 mn euros**, only 50% of which (444.2 mn euros) was consolidated by AGF, up 10.5% (+3.1% on a comparable basis) despite tapering receipts from travel insurance after the events of 11 September. Growth was sustained by business in Great Britain and Eastern Europe. Activity in France accounted for about 25% of premium income, and World Access, the US leader in assistance and travel insurance, for about 7%.

IV CREDIT INSURANCE

The AGF Group's premium income from credit insurance generated through the subsidiaries of Euler stood at **1 136.9 mn euros**, a rise of 10.6%; at constant foreign exchange, it rose +9%. It did not include factoring, which is consolidated in net banking income (138 mn euros, +1.5%).

Company by company distribution was as follows:

In euro millions	31.12.01	Ch. 01/00	Ch. proforma and cst. for. exch.
Euler-SFAC	352.4	-0.1%	-0.1%
Trade Indemnity + Euler Intern.	343.1	+26.7%	+23.5%
American Credit	140.6	+5.2%	-0.4%
Cobac	96.1	+9.8%	+9.8%
SIAC	204.7	+11.0%	+11.9%
Total credit insurance	1 136.9	+10.6%	+9%

The modest drop in the activity of **Euler-Sfac** was mainly due to the unfavourable business environment, which hurt policyholder revenues that outpaced the rise in new business, as well as rate increases. **Euler-Siac** continued to grow at a sustained pace of +11%, compared with 2000. **Euler Trade Indemnity and Euler International** reported growth of 26.7%, reflecting the successful offer of world policies for multinational groups and the development of the policy offer to mid-sized companies. In 2001, the growth of **American Credit** was slower than in 2000, owing to cautious underwriting in order to provide for profitable business growth. **Euler-Cobac** reported sustained growth under the combined effect of market share gains, mainly in the Netherlands, and rate increases.

V ASSET MANAGEMENT AND OTHER ACTIVITIES

Revenue from **asset management** stood at **147.5 mn euros, up 2.9%** (143.3 mn euros in 2000). **Assets under management** by AGF Asset Management stood at **55.4 billion euros** at 31 December 2001, 12.9 billion of which was managed for third parties.

Other activities of the AGF Group rose **42.4% to 29.9 MEuros** (21 mn euros in 2000). They included 15 mn euros in brokerage commissions.

VI BANKING

Banking activity premium income, in and outside France, totalled **1 677 mn euros**, a rise of 6.4%. The net banking income of **Entenial** stood at 1 123.3 mn euros (+8%), that of **Banque AGF** at 239.3 mn (+15.9%), that of **Eurofactor** (factoring) at 138 mn (+1.5%).

At the end of December 2001, **Banque AGF had 225,000 customers and managed assets of 830 mn euros**, nearly three times the December 2000 figure, excluding loans and OPCVM investment funds.

AGF investor contacts:

Jean-Michel Mangeot	(33) 1 44 86 21 25	mangejm@agf.fr
Marc de Pontevès	(33) 1 44 86 20 99	Deponte@agf.fr
Vincent Foucart	(33) 1 44 86 29 28	Foucarv@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	(33) 1 44 86 29 12	augusbe@agf.fr
Agnès Miclo	(33) 1 44 86 31 62	micloa@agf.fr
Séverine David	(33) 1 44 86 67 45	davidse@agf.fr

For additional financial, strategic and institutional information on AGF Group,
visit our web site at http://www.agf.fr

Consolidated premium income by activity

in euro millions	31.12.01	31.12.00	Ch. on actuals	Ch. proforma and at cst. for. exch.
LIFE AND HEALTH in France	5 626.8	6 343.1	-11.3%	-11.3%
NON-LIFE in France	4 431.8	3 776.1	17.4%	16.2%
INSURANCE Outside France	4 980.9	4 292.9	16.0%	7.7%
Life and health	2 203.5	1 872.9	17.7%	3.5%
Non-life	2 777.4	2 420.0	14.8%	11.2%
ASSISTANCE	444.2	401.9	10.5%	3.1%
CREDIT INSURANCE	1 136.9	1 027.8	10.6%	9.0%
Consolidated prem. inc.	16 620.6	15 841.8	4.9%	2.2%
Asset management and other	177.4	164.3	8.0%	-2.7%
Banking activity	1 677.0	1 575.9	6.4%	7.0%
Total	18 475.0	17 582.0	5.1%	2.6%

Premium income from insurance by activity

	31.12.01	31.12.00
Life + health	47.1 %	51.9 %
Non-life	43.4 %	39.1 %
Credit insurance	6.8 %	6.5 %
Assistance	2.7 %	2.5 %
Total	100.0%	100.0%

Premium income from insurance by country

in euro millions	31.12.01	31.12.00	Ch. on actuals	Ch. proforma and cst. for. exch.
France	**10 058.6**	**10 119.2**	**-0.6%**	**-1.0%**
Life + health	5 626.8	6 343.1	-11.3%	-11.3%
Non-life	4 431.8	3 776.1	17.4%	16.2%
Belgium	**841.9**	**854.3**	**-1.5%**	**-1.5%**
Life + health	493.6	510.0	-3.2%	-3.2%
Non-life	348.3	344.3	1.2%	1.2%
Netherlands	**1 360.5**	**847.1**	**60.6%**	**6.6%**
Life + health	590.4	306.5	92.6%	1.5%
Non-life	770.1	540.6	42.5%	10.9%
Spain	**1 106.1**	**924.7**	**19.6%**	**19.6%**
Life + health	484.8	398.6	21.6%	21.6%
Non-life	621.3	526.1	18.1%	18.1%
Rest of Europe	**104.3**	**128.9**	**-19.1%**	**-20.6%**
Life + health	76.8	101.9	-24.6%	-26.0%
Non-life	27.5	27.0	1.9%	0.0%
TOTAL Europe outside France	**3 412.8**	**2 755.0**	**23.9%**	**7.1%**
Life + health	1 645.6	1 317.0	25.0%	3.3%
Non-life	1 767.2	1 438.0	22.9%	11.0%
Brazil	**564.2**	**569.0**	**-0.8%**	**7.7%**
Life + health	185.6	195.0	-4.8%	3.4%
Non-life	378.6	374.0	1.2%	9.9%
Colombia	**382.4**	**335.3**	**14.0%**	**11.0%**
Life + health	173.5	181.4	-4.4%	-6.9%
Non-life	208.9	153.9	35.7%	32.2%
Chile	**133.6**	**125.8**	**6.2%**	**16.3%**
Life + health	60.5	56.0	8.0%	18.4%
Non-life	73.1	69.8	4.7%	14.6%
Argentina	**93.9**	**131.9**	**-28.8%**	**7.8%**
Life + health	6.0	7.1	-15.5%	26.8%
Non-life	87.9	124.8	-29.6%	6.7%
Venezuela	**123.9**	**119.3**	**3.9%**	**6.1%**
Life + health	31.2	23.9	30.5%	33.5%
Non-life	92.7	95.4	-2.8%	-0.7%
TOTAL South America	**1 298.0**	**1 281.3**	**1.3%**	**9.3%**
Life + health	456.8	463.4	-1.4%	3.1%
Non-life	841.2	817.9	2.8%	12.8%
Other countries	**270.1**	**256.6**	**5.3%**	**7.0%**
Life + health	101.1	92.5	9.3%	9.3%
Non-life	169.0	164.1	3.0%	5.7%
Total outside France	**4 980.9**	**4 292.9**	**16.0%**	**7.7%**
Life + health	2 203.5	1 872.9	17.7%	3.5%
Non-life	2 777.4	2 420.0	14.8%	11.2%
Total premium income	**15 039.5**	**14 412.1**	**4.4%**	**1.8%**
Life + health	7 830.3	8 216.0	-4.7%	-7.6%
Non-life	7 209.2	6 196.1	16.4%	14.2%
Assistance	**444.2**	**401.9**	**10.5%**	**3.1%**
Credit insurance	**1 136.9**	**1 027.8**	**10.6%**	**9.0%**
Conso. prem. inc. from insur. (1)	**16 620.6**	**15 841.8**	**4.9%**	**2.2%**
Banking and finance (2)	**1 854.4**	**1 740.2**	**6.6%**	**6.0%**
Asset mgt. and other	177.4	164.3	8.0%	-2.7%
Banking activity	1 677.0	1 575.9	6.4%	7.0%
Total (1) + (2)	**18 475.0**	**17 582.0**	**5.1%**	**2.6%**

For additional financial, strategic and institutional information on AGF Group,
visit our web site at http://www.agf.fr

Changes in scope of consolidation between 31.12.2000 and 31.12.2001

* Life and health:

In euro millions	Prem. inc. at 31.12.01	Prem. inc. at 31.12.00
Entries: - Zwolsche Group in Netherlands	+322.4	
Exits: - Ogar (Africa)		+1.5

* Non-life:

In euro millions	Prem. inc. at 31.12.01	Prem. inc. at 31.12.00
Entries: - Qualis - Okassurance - Change in method of consolidating Protexia France - Zwolsche Group in Netherlands - AXA portfolio purchase by Royal Nederland	+0.1 +0.7 +5.2 +136.8 +22.5	
Exits: - Protexia International - Ogar (Africa)		+0.1 +3.8

* Assistance :

In euro millions	Prem. inc. at 31.12.01	Prem. inc. at 31.12.00
Entries : - World Access into Mondial Assistance - World Care Assist into Mondial Assistance	+23.5 +1.4	

* Total Life + Non-life:

In euro millions	Prem. inc. at 31.12.01	Prem. inc. at 31.12.00
Entries:	+512.6	0.0
Exits:	0.0	+5.4
Impact on premium income	+512.6	+5.4

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future
expectations and other forward-looking statements that are based on
management's current views and assumptions and involve known and
unknown risks and uncertainties that could cause actual results, performance
or events to differ materially from those expressed or implied in such
statements. In addition to statements which are forward-looking by reason
of context, the words "may, will, should, expects, plans, intends, anticipates,
believes, estimates, predicts, potential, or continue" and similar expressions
identify forward-looking statements. Actual results, performance or events
may differ materially from those in such statements due to, without
limitation, (i) general economic conditions, including in particular economic
conditions in the Allianz Group's core business and core markets, (ii)
performance of financial markets, including emerging markets, (iii) the
frequency and severity of insured loss events, (iv) mortality and morbidity
levels and trends, (v) persistency levels, (vi) interest rate levels, (vii)
currency exchange rates including the Euro – U.S. dollar exchange rate,
(viii) changing levels of competition, (ix) changes in laws and regulations,
including monetary convergence and the European Monetary Union, (x)
changes in the policies of central banks and/or foreign governments, (xi) the
impact of acquisitions (e.g., Dresdner Bank), including related integration
issues, and (xii) general competitive factors, in each case on a local,
regional, national and/or global basis. Many of these factors may be more
likely to occur, or more pronounced, as a result of the events on, and
following, September 11, 2001.

The matters discussed in this release may also involve risks and
uncertainties described from time to time in Allianz AG's filings with the
U.S. Securities and Exchange Commission. Allianz AG assumes no
obligation to update any forward-looking information contained in this
release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: _____
Richard Lips
Corporate Communications

By: _____
Reinhard Preusche
Head of Compliance

DATE: February 7, 2002